

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 26, 2011

Samuel D. Jimenez
Chief Financial Officer
Bank of Commerce Holdings
1901 Churn Creek Road
Redding, CA 96002

> **Re:** **Bank of Commerce Holdings**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**

Dear Mr. Jimenez:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant